Annual Notice Dated May 1, 2026

PRISM VARIABLE ANNUITY
Issued through
Transamerica Financial Life Insurance Company

TFLIC Separate Account C
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Prism Variable Annuity, a flexible-premium deferred variable annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Financial Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Financial Life Insurance Company and for TFLIC Separate Account C (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89390G733?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated October 1, 1998, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the Contract
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

SPECIAL TERMS
Accumulated Value - The value of all amounts accumulated under the Contract prior to the Annuity Date.
Adjusted Death Benefit - The sum of all Net Purchase Payments made during the first six Contract Years, less any partial withdrawals taken. During each subsequent six-year period, the Adjusted Death Benefit will be the Death Benefit on the last day of the previous six-year period plus any Net Purchase Payments made, less any partial withdrawals taken during the current six-year period. After the Annuitant attains age 75, the Adjusted Death Benefit will remain equal to the Death Benefit on the last day of the six-year period before age 75 occurs plus any Net Purchase Payments subsequently made, less any partial withdrawals subsequently taken.
Administrative Office and Service Center - Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant - The person whose life is used to determine the duration of any Annuity Payments and upon whose death, prior to the Annuity Date, benefits under the Contract are paid.
Annuity Date - The date on which Annuity Payments begin. The Annuity Date is always the first day of the month You specify.
Annuity Payment - One of a series of payments made under an Annuity Payment Option.
Annuity Payment Option - One of several ways in which withdrawals from the Contract may be made. Under a Fixed Annuity Option, the dollar amount of each Annuity Payment does not change over time. Under a Variable Annuity Option, the dollar amount of each Annuity Payment may change over time, depending upon the investment experience of the Portfolio or Portfolios You choose. Annuity Payments are based on the Contract's Accumulated Value as of 10 Business Days prior to the Annuity Date.
Business Day - A day when the New York Stock Exchange is open for trading.
Contract - The group flexible premium variable annuity Contract described in this Prospectus, participation in which may be evidenced by a certificate issued to the Contract Owner.
Contract Year - A period of 12 months starting with the Contract Date or any Contract Anniversary.
Exchange – One Exchange will be deemed to occur with each voluntary transfer from any Subaccount.
Net Purchase Payment - Any Purchase Payment less the Premium Tax, if any.
Owner (You, Your) — The person who may exercise all rights and privileges under the Contract. The Owner during the lifetime of the Annuitant and before the annuity commencement date is the person designated as the Owner in the information that we require to issue a Contract.
Portfolio - The investment Portfolio underlying each Variable Subaccount in which we will invest any amount the Owner allocates to that variable Subaccount.
Purchase Payment - Any premium payment. The minimum initial Purchase Payment is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts (or $50 monthly by payroll deduction for Qualified Contracts); each additional Purchase Payment must be at least $500 for Non-Qualified Contracts or $50 for Qualified Contracts. Purchase Payments may be made at any time prior to the Annuity Date as long as the Annuitant is living.
Separate Account – TFLIC Separate Account C, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Purchase Payments under the policies may be allocated.
Subaccount - That portion of the Separate Account that invests in shares of the Funds' Portfolios. Each Subaccount will only invest in a single Portfolio. The investment performance of each Subaccount is linked directly to the investment performance of one of the available Portfolios.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.

important INFORMATION you should consider about the Contract

Your Contract prospectus dated October 1, 1998, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Contract within 6 years following Your last Purchase Payment, You will be assessed a surrender charge. The maximum surrender charge is 7% of the portion of the withdrawal that consists of Net Purchase Payments, and the charge decreases by 1% each year until it reaches 0% after the sixth Contract Year.

Example: If You make an early withdrawal, You could pay a surrender charge of up to $7,000 on a $100,000 investment. This loss will be greater if there are taxes or tax penalties.
Contract Features - Charges and Deductions
Are There Transaction Charges?
Yes. In addition to surrender charges, You may be charged for other transactions under the Contract. These include:

Exchange Fees – Currently none, but the Company reserves the right to charge $15 for each Exchange in excess of 12 per Contract Year.
Premium Taxes – Deducted from Purchase Payments or Accumulated Value as incurred by the Company (amount varies by state).
Contract Features - Charges and Deductions
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Fee Table Contract Features - Charges and Deductions Portfolio Annual Expenses
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.40%
	Portfolio Company (fund fees and expenses)[2],3	0.29%	0.68%
1As a percentage of assets in the Separate Account.
2As a percentage of average net assets.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add surrender charges and negative Contract Adjustments that substantially increase costs.

	Lowest Annual Cost $1,748	Highest Annual Cost $2,140
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in this Contract. The value of Your Contract depends on the investment performance of the underlying Portfolios You select, which are not guaranteed and may fluctuate in value. Poor investment performance could result in a loss of principal.
Highlights Contract Features
Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. It is designed for long-term retirement or investment purposes.
Withdrawals made in the early years may result in surrender charges, and all withdrawals may be subject to income taxes and, if taken before age 59½, a 10% federal tax penalty.
Highlights Contract Features
What are the Risks Associated with Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options You select. Each Investment Option has its own unique risks, and You should review the available Investment Options carefully before making an investment decision.

The Contract offers variable investment options through Subaccounts that invest in underlying mutual fund Portfolios. These Portfolios are subject to market risk, including the potential loss of principal.
Highlights The Portfolios
What are the Risks Related to the Insurance Company?
An investment in this Contract is subject to risks related to the Insurance Company. Any obligations under the Contract—including payment of benefits, guarantees, and any fixed account obligations—are subject to the claims-paying ability of Transamerica. If Transamerica becomes unable to meet its financial obligations, You could lose some or all of Your Contract benefits.

Additional information about Transamerica Financial Life Insurance Company (formerly AUSA Life Insurance Company), including its financial conditions, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
AUSA Life and the Separate Account
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. The Contract imposes selection, and transfer limits and reserves certain rights:
  Minimum balances & allocations. Each Portfolio position must be at least $250 (except for payroll deducted purchases). If a Portfolio’s balance falls below $250, the Company may transfer that balance pro rata to Your other Subaccounts. If total Contract value falls below $1,000 and no Purchase Payment has been received within 3 years, the Company may liquidate the account (not applicable to Qualified Contracts).
  Transfers (Exchanges). Exchanges are processed at the close of the NYSE if received before market close; otherwise, next Business Day. You must maintain the $250 minimum per Subaccount after an Exchange. The Company currently imposes no Exchange fee but reserves the right to charge $15 for Exchanges beyond 12 per Contract Year.
  Company reserved rights. The Company may eliminate a Portfolio, substitute another registered fund (subject to SEC approval where required), add new Portfolios, or combine/deregister the Separate Account if permitted by law.
  Purchase limits and acceptance. Total Purchase Payments over $1,000,000 require prior approval, and the Company reserves the right to reject an application or initial Purchase Payment.
Contract Features General Information - Additions, Deletions, or Substitutions of Investments
Are There any Restrictions on Contract Benefits?
Yes. The Contract includes certain restrictions and conditions on benefits:
Death Benefit:
  Payable only if the Annuitant dies before the Annuity Date.
  The benefit equals the greater of the Accumulated Value or the Adjusted Death Benefit (which is recalculated every six years and stops increasing after the Annuitant reaches age 75).
  If the Annuitant dies on or after the Annuity Date, any remaining guaranteed payments will be distributed according to the selected Annuity Payment Option.
  Annuity Payment Options:
  Must be elected at least 30 days before the Annuity Date.
  Once annuitization occurs, the Contract generally cannot be surrendered for a lump sum.
  Contract Loans:
  Available only under 403(b) Qualified Contracts after the first Contract Year.
  Minimum loan: $1,000; maximum loan: 50T of vested value or $50,000, subject to IRS rules.
  Spousal consent required for married participants.
  Withdrawals:
  Partial withdrawals must be at least $500.
  Withdrawals in excess of the 10% penalty-free amount during the first six Contract Years are subject to surrender charges (up to 7%).
  Withdrawals reduce the Accumulated Value and may reduce the Death Benefit dollar-for-dollar and could eliminate any guaranteed minimums (if applicable).
Company Rights:
  Transamerica reserves the right to modify the Contract to comply with law, and to discontinue or change certain options (e.g., systematic withdrawals).
Distributions Under the Contract Federal Tax Considerations - 403(b) Contracts Contract Features - Charges and Deductions General Information
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
You should consult a tax professional to determine the tax implications of investing in this Contract and receiving Purchase Payments or withdrawals.
  No additional tax benefit applies if the Contract is purchased through a tax-qualified plan or IRA, because those plans already provide tax deferral.
  Withdrawals and distributions are generally subject to ordinary income tax and may be subject to a 10% federal tax penalty if taken before age 59½.
  Tax rules for annuities can be complex and may vary based on Your individual circumstances.
Federal Tax Considerations
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Contract to investors. Compensation is typically paid in the form of commissions based on the Purchase Payments You make or other incentives, which may include bonuses, marketing allowances, or non-cash compensation provided by the insurance company or its affiliates.

These investment professionals may have a financial incentive to recommend this Contract over another investment product because of the compensation they receive.

Our current affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Capital, Inc. (TCI)) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.
Distribution of the Contract in the Statement of Additional Information
Should I Exchange My Contract?
You should only Exchange Your Contract if, after comparing the features, fees, and risks of both Contracts—and considering any surrender charges, tax implications, or other costs to terminate Your existing Contract—You determine that the new Contract is better for You than continuing to own Your current Contract.

Some investment professionals may have a financial incentive to recommend that You Exchange Your existing Contract for a new one because they may receive commissions or other compensation for the sale of the new Contract.

Distribution of the Contract in the Statement of Additional Information

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89390G733?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC(2)	0.29%	4.07%	3.05%	1.91%
Seeks to provide a competitive total return through an actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity	Calvert VP SRI Balanced Portfolio - Class I Advised by: Calvert Investment Management, Inc.	0.65%	11.48%	8.68%	9.81%
To seek long-term capital appreciation.	BNY Mellon Sustainable U.S. Equity Portfolio, Inc. - Initial Advised by: BNY Mellon Investment Adviser, Inc.	0.66%	15.97%	11.93%	13.56%
Seeks investment results that correspond to the total return performance of common stocks as represented by the MSCI EAFE Index	CVT EAFE International Index Portfolio - Class I Advised by: Calvert Research and Managment	0.68%	30.90%	8.53%	7.86%
Seeks to provide long-term capital appreciation by investing primarily in equity securities of mid-sized companies that are undervalued but demonstrate potential for growth	Calvert VP SRI Mid Cap Portfolio - Class I Advised by: Calvert Investment Management, Inc.	1.10%	1.46%	2.95%	6.91%
(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.
NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated October 1, 1998, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Financial Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-65159
EDGAR Contract Identifier No. is #C000018406